FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : 25th July, 2002

....

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

NOT FOR RELEASE OR DISTRIBUTION IN THE U.S.A.

PRESS RELEASE

Athens, July 25th 2002

Merger between National Bank of Greece S.A. and ETEBA

The Boards of Directors of the two Banks have decided to propose for approval by their respective General Assemblies of shareholders an exchange ratio of 3 National Bank of Greece new shares for every 10 ETEBA shares. This exchange ratio implies a relative equity value of the two Banks in the new merged entity of approximately 93.8% and 6.2% for National Bank of Greece and ETEBA, respectively.

The factors that have been taken into consideration in estimating the relative equity values of the two Banks and, therefore, in evaluating the merging Banks' share exchange ratio include the respective market capitalisation of each Bank, comparable stock market valuations and other comparable transactions. The proposed exchange ratio approximately corresponds to the average market capitalisation of the two Banks during 2002, up to the date the proposed merger was announced.

As already announced, the transaction shall be a "merger by absorption", in accordance with Article 16 of Law 2515/1997, as amended by Law 2744/1999.

The Board of Directors of the National Bank of Greece has appointed PriceWaterhouseCoopers and the Board of Directors of ETEBA has appointed Ernst & Young to act as the independent reporting accountants of the respective Banks. These independent accountants' reports on the merger shall be prepared in accordance with Greek law. As set out in the relevant provisions of the Greek legislation, the independent reporting accountants will verify the book value of the assets of the National Bank of Greece and ETEBA as reflected on the balance sheets of December 31, 2001, will examine the Draft Merger Agreement approved by the Boards of the two Banks and will express their opinion on whether the merging Banks' share exchange ratio is fair and reasonable.

Following the completion of the merger and the cancellation of the ETEBA shares already owned by the National Bank of Greece, the number of the National Bank of Greece's issued and outstanding shares (which was 228,080,452 on December 31, 2001) will increase by 3,790,534 shares to a new total of 231,870,986.

The shareholders of the two Banks will receive the 2002 dividend from the National Bank of Greece following the completion of all legal aspects of the merger.

The Boards of the two Banks expect that on the balance sheets and the financial statements prepared in accordance with the Greek GAAP the transaction will be recorded as a merger, while on those prepared in accordance with the U.S. GAAP, it will be recorded as an acquisition.

As provided by Greek Law, the independent accountants' reports mentioned above will be submitted to the General Assemblies of the two Banks. Moreover, the Boards of Directors of the National Bank of Greece and ETEBA will prepare detailed reports justifying, from both a legal and a financial perspective, the Draft Merger Agreement and, particularly, the merging Banks' share exchange ratio. As required by law, the aforementioned reports by the Boards of Directors will be also submitted to the respective General Assemblies.

Both Banks' General Assemblies will be convened to resolve upon approving the Draft Merger Agreement. Following such approval, the Merger Agreement between National Bank of Greece and ETEBA will be signed.

This press release does not constitute an offer to sell or to acquire any securities of National Bank of Greece or ETEBA or any NBG Group company in the United States or in any other jurisdiction. Securities of National Bank of Greece, ETEBA or any NBG Group company may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an available exemption from such registration. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from National Bank of Greece and that will contain detailed information about the company and management, including financial statements.